Exhibit 99.5

INFOSYS TECHNOLOGIES LIMITED

FY05-Q3 Analysts / Investors Conference Call

January 12, 2005 19:00 hrs IST

Moderator

Good morning ladies and gentlemen and welcome to the Infosys Technologies’ investor conference call for the quarter ended December 31, 2004. At this time, all participants are in a listen-only mode. There will be a question and answer session. Please note that this conference is being recorded. If you do not wish to be recorded, please disconnect now. I will now hand over the call to Mr. Sandeep Shah, General Manager of Investor Relations. Mr. Shah, you may begin.

Sandeep Shah

Thank you Sandra. Good morning and hello ladies and gentlemen. A very happy New Year to all of you. Thank you again for joining to discuss the results of our quarter ended December 31, 2004. I hope all of you have had a chance to look at our press release and our facts sheet that are also posted on our website at www.infosys.com. I have with me today from our conference room in Bangalore Mr. Nandan Nilekani, President and CEO of Infosys, and members of the senior management team. We will begin with some comments from the management on the results and then we will open up the call for questions.

Before I hand over the call, I have one duty to perform in reminding you that anything that we say today for the outlook for the future is a forward-looking statement and this is subject to the risks such as the ones we have listed in our SEC filing. These filings can be accessed at the SEC’s website www.sec.gov. With that out of the way, I will now hand over the call to Bangalore, Mr. Nandan Nilekani, President and CEO of Infosys.

Nandan Nilekani

Thank you Sandeep and I would like to welcome all the folks to this call on the occasion of the third quarter results of Infosys. As you know, in Q3, our revenues have grown by 53% and we have given guidance for the year and for the year we expect revenues to grow at 50%. Our third quarter revenues came in at $423 million and our earnings per ADS has gone up to 42 cents. This quarter has also been a good quarter in terms of client additions; we have added 38 new clients, and employee additions have been at 2280 on a net basis, and hence our total employee strength as of December 31 was at 35,229.

We expect for the quarter ending March 31, 2005, we are giving a consolidated revenue guidance of between $452 to $454 million, which means the guidance for the year is between 1.589 billion to 1.591 billion, and earnings per share for the fourth quarter at 44 cents.

We believe this has been a good quarter. We have been able to essentially act upon all our investments for the last 12-18 months where we have invested in new subsidiaries, invested in new services, invested in structural changes and verticalization, and we believe that all this has paid us dividends and resulted in three quarters of double digit growth. With this, I request my colleague Kris Gopalakrishnan to give you some highlights and then he will hand over to Mr. Pai, our CFO.

Kris Gopalakrishnan

Thank you Nandan.

The number of million-dollar relationships have gone up from 146 to 156, number of five-million-dollar relationships from 60 to 65, number of 50-million-dollar relationships from 3 to 4. Our top client is 4.9% of our revenues. Top 10 relationships is 19.8%, last quarter this was 21.6%, and top 10 is 32.1%. What this means is that we have broadened our client base, we have deepened our relationship with our existing clients, are able to cross sell many of the services, as the relationships grows we are selling them multiple services, and our strategy of broadening our services moving into solution is paying off in increasing our penetration into our existing clients; 95% of our business still continues to be a repeat business.

In terms of employees, Nandan talked about 2200 employees being added. This is 3164 gross additions of which 865 people were with experience. The attrition has come down marginally from 10.8% to 10.3% this quarter. Currently we have 6.5 million square feet of space which can house 30,000 employees, and we have 3.2 million square feet under construction which can house an additional 15,000 employees. So we have plan in terms of increasing our infrastructure available.

Our growth has come from all the geographies, Europe is 22%, US is 66%, and the rest from Asia and India. India has gone up marginally to 3.1%. In terms of services, the services which are not our traditional, i.e. the development, maintenance, re-engineering, they constitute 37% if you look at the last 12 months, which means that again our investment in starting these services have given us new growth engines. With this, I will hand it over to Mohandas Pai.

Mohandas Pai

Thank you Kris.

•	We have grown sequentially by 11.8% in revenues to $423.36 million from $378 million.

•	Gross margin is at 43.2% as against 43.6% in the previous quarter. It has been basically stable.

•	The SG&A has come down to 14.2% from 15%, it has grown by 6.3% sequentially.

•	Operating income has grown by 13.3%.

•	Non-operating income is at 2.5% of revenues as against 1.7% because we have about $4.72 million in non-operating income as exchange differences.

•	Our income before Income Tax has gone up to 31.4% because of the increase in non-operating income as also the decrease in SG&A.

•	Provision for taxes is at 15.8% of pretax and the increase from 15.5% the previous quarter to 15.8% is because of the increase in the exchange difference compared to the previous quarter. In our guidance, we did not assume any revenue from any non-operating income from exchange differences.

•	So, overall we have earned $112 million at 26.4% of revenues giving us an EPS of 42 cents. We have spent about $57 million in capital expenditure and we are revising our guidance for spending on capex from $175 million to $190 million from around $130 million to $160 million because we are escalating our capital spending in a slight manner this quarter.

•	Overall, pricing has been stable. We have seen some uptake in pricing from existing clients, nothing to impact the entire basket of revenues. New clients are coming in at higher rates as in the past and costs have been under control, margins are stable, and we have grown in this quarter 11.8% at a higher rate than the guidance that we gave earlier.

Thank you very much and we now open up for questions.

Moderator

Thank you. We will now begin the question and answer session. If you have any question, please press * and then 1 on your touchtone phone. If you wish to be removed from the queue, press the pound sign or the hash key. If you are using a speakerphone, you may need to pick up the handset first. Also please limit yourself to one question. Once again, if there are any questions, please press * and then 1 on your touchtone phone. The first question is from <inaudible>. Please go ahead.

Male participant

Thank you. Congratulations on another very good quarter. Mohan, I had a question for you on the currency and other income. If you could walk us through how the currency impacted your numbers specifically and also what currency level are you building in for your expectations for the next quarter? Thank you.

Mohandas Pai

The currency that we took into consideration, the currency value for purpose of our guidance at the end of the second quarter, was Rs. 45.91 per dollar. We got an average of 44.30 for this quarter, and for the next quarter, i.e. the fourth quarter, that is January to March 2005, we are taking 43.27; because 43.27 is the closing rate being the noon buying rate on December 31, 2004, in New York. So overall, compared to the currency rate that we took for our guidance for the third quarter, there has been a decline on an average by about 3.5% and that has impacted our margins to the extent of 1.1% after evening out exchange differences. Since we had taken Rs. 43.27 to a dollar for the current quarter, we have built that into our guidance for the fourth quarter.

Male participant

What was the offsetting impact in the other income line related to the foreign currency gains?

Mohandas Pai

Well, I will just explain how this is accounted. The revenue every month is accounted at the closing rate of the month, i.e. if the closing rate is Rs. 44 to a dollar we take that. If the rate is Rs. 46 to a dollar the previous day, we ignore that, because it is a snapshot as of a particular date. So the revenue obviously in rupees are going to be impacted by the closing rate. Since we have an exchange cover, we have taken foreign exchange hedges, which we have to the extent of $302 million and mark it to market; the portion that we seek to a hedge comes in as an addition to non-operating income at the non-operating income level. So we see a decline in rupee revenues, which gets converted back into dollar revenues which we present to you. At the same time, the decline is offset by any hedge that we have at the non-operating level. This is the major impact that you see in the financials in terms of the revenues. When it comes to the cost, what we do is that the cost is accounted at the rate at which the cost is incurred on the date it is incurred. In case you operate to a foreign exchange account, for example, if you maintain a dollar account and spend money in dollars, the accounting rate would be the average rate for that year, which we do on a daily basis. So at the end of the month, we accumulate all the transactions and translate them into rupees at an average rate because we operate from a dollar account. It is a complicated mechanism primarily because our functional currency is the rupee whereas we get revenues in dollars. We convert those dollars into rupees, account for it, and prepare our financial statements, and then the financial statements are re-converted back into dollars to present under US GAAP. So appreciation of the rupee will mean that the revenues in rupees become less and thereby you see the difference in the rupee revenues vis-à-vis the dollar revenues. Two, we see that the rupee expenses when converted back into dollars, if it is converted back at an average rate and the rupee appreciate, will be more in dollars in case the rupee were to appreciate because the dollar would have depreciated, and this has been the impact, and going forward, we have taken the closing rate.

Male participant

Thank you. That helps a lot, thank you.

Moderator

The next question is from <inaudible> from Goldman Sachs. Please go ahead.

Male participant

Sure. Good evening guys. May be if I can just ask this quick question to you Nandan. Nandan, can you just address the situation on pricing rather more directly. It sounds like on some other newer stuff you guys are talking about, seeing some price increases, looking at the numbers for this quarter, it has obviously still not translating. What would be the sort of first quarter that you would expect actually see the price increases begin to flow through your numbers?

Nandan

Let me just give you some point of view and then may be I will ask Basab to join on that. First of all, we have talked about getting some price increases with our new customers and this is in the order of maybe 3-4% over our existing prices. And in some cases, we have been getting price increases by virtue of re-negotiation with our existing customers. But the point is that when you have a business model where you have 95% repeat business, and you will find that it will require a fair amount of price increases, both for our new customers as well as renegotiation for it to start having an impact on the average revenue productivity that you see. Which is why while we have said that pricing is stable with an upward bias, it is still not reflected in the revenue per employee that you see. With that I will ask Basab to just add to that and may be if Mohan wants to add something.

Basab

I think that is a pretty good description of the situation. The current situation on pricing is it favors the stable to upward bias and I think that will continue, we see that continuing through the rest of this quarter as well. So other than that I really do not have anything to add to what Nandan said.

Male participant

So, it may be just a sort of follow up on that and into the fiscal year 06, the first year where we actually see this translate, the upward bias translate to the numbers, or does it take longer than say another 12 months before we actually see the numbers translate?

Nandan

We really cannot say because the way the rates impact the average bill rate is very complex. It depends on how many accounts you have actually taken rates up by, what is the share of new accounts in the business from new accounts, because the new accounts are coming in at a slight 4-5% above average bill rates. And then also, it depends on the whole account portfolio mix, what, how, where is growth coming from, is it coming from the lower rate accounts or the higher rate accounts or is it evenly distributed. So it is really hard to say. We think for now any impact will be very slow to be seen.

Basab

Also I think .....

Male participant

And then just maybe if you can address this either Basab or Nandan the current quarter the development versus maintenance mix, we were little bit more weighted towards maintenance work in the current quarter. How does that impact pricing, and should we expect the current mix between development and maintenance work continue, or would we expect to see development work pick back up, and is there anything on the development side that we need to be concerned about given some of the software pre announcements recently? Thank you.

Nandan

Well I think while the development work has come down marginally. I think when you look at the quarter-to-quarter basis we should not draw too many conclusions. I think what is more important is the fact that 37% of our revenue is coming from new services that we introduced in the last five years. But I will ask Shibulal to just amplify on that.

Shibulal

This is Shibulal. One of the things which we have done over the last few years is to manage the service portfolio. We have added a number of services over the last four or five years. In fact, if you look at our revenue mix five years back, it will probably be only development and maintenance. Today there are a variety of services like enterprise solutions practice, consulting, testing, engineering, infrastructure management. On a LTM basis, the percentage of these new service contribution has gone up from 34. something to 37. something percent. Which means that we are, you know, even the growth accounts, the accounts which have been there with us for a long time, we are introducing new services and managing the portfolio mix. The new services, many of them are of higher revenue productivity as well as higher margins. So that is how the mix is changing, we do not expect it to change much ahead of a narrow band.

Male participant

Okay, but it is not just a one-quarter phenomenon with development, I am looking back for a couple of quarters and it has come down from 33% all the way down to 22%.

Shibulal

Right, one other observation is that when the economy tightened, the discretionary spend did get tightened. While the economy has picked back up and the US economy is seeing good results for the last couple of quarters, the loosening of the discretionary spend is yet to show up in a mass scale.

Male participant

What about with regards to some of the software pre announcements this week? How should we think about that impacting development revenues, if at all?

Nandan

Can you repeat the question please?

Male participant

Sorry, the last part of my question is just related to the software pre announcements that we have heard this week. If that would impact development revenues at all in the coming quarters, or how should we think about that?

Basab

This is Basab. We would have to look at that closely before giving further comment, but, you know, broadly speaking, package implementation or enterprise solutions is really the piece of the revenue that is tied to the future of or how SAP and PeopleSoft and Oracle are doing in the market because those are the practices that get that revenue; application development is all tied to more infrastructure product related businesses. I do not know which one you meant when you said software pre announcements. But that is the way they start for us.

Male participant

Yeah, I was talking about SAP. Okay, thanks guys.

Moderator

The next question is from Mr. Chaudhary from Midwest Research, please take your question.

Chaudhary

Thank you operator. Congratulations again on a fabulous execution here. I have two questions; first you know, the package application environment is getting restructured I would say with the acquisition by Oracle of PeopleSoft. I was thinking, how does Infosys see an opportunity in that changing competitive landscape and does this impact positive, negative, or indifferent to your relationship with SAP?

Kris Gopalakrishnan

This does not impact our relationship with SAP. We have good relationship with Oracle also. We see this as probably a positive opportunity from, you know, if company’s want to migrate or company’s want to change their vendor or things like that. From just a software professional, I would say may result in less choice. That is an individual opinion, less choice is not that good.

Basab

Just, I just want to add one more point here because you know we are trying to correlate the software license sales of SAP with our business. What I want to say is that in a large number of our customers, the challenge is not buying more licenses but actually getting more effective use of the licenses that they have. We recently spent two days with one of our large customers, which has a very large portfolio of SAP licenses, and the whole focus was on simplification, consolidation, and essentially integration. It was not really about buying licenses, but there are huge service opportunities there for all of us to simplify, consolidate, and interoperability, and all that, and therefore I think while licenses may be affected. I think the need to get more juice out of existing licenses will still drive service sales.

Chaudhary

And also recently heard Bill Gates, I think, it was Balmer who visited your headquarters in Bangalore. I was wondering if you can share some light into what kind of business relationships were discussed and where are we on that path?

Kris Gopalakrishnan

You know, Microsoft is an important alliance partner for Infosys. We have significant revenues coming from Microsoft technologies, working on Microsoft technologies. We have some go-to-market programs with Microsoft. In that meeting we also talked about, and this was in the press release, talked about working together in mainframe migration, you know, transforming organizations for mainframe. So those are some of the things we talked about. What we publicly disclosed is in the press release in our website.

Chaudhary

And last question, of course, I will take some of the questions off line, but definitely you guys are putting a lot of investment into your retail practice, which includes some initiatives around RFID. I was wondering where are we with that, any pilots in which we are participating, and still there are some concerns about standards not being in place regarding RFID. What is your sense, what is market place telling you on that? And thanks again for answering all of these questions.

Basab

So, I think the question was on RFID and our experience with that. Our view on RFID is that while most of the lay people generally understand that as what happens in the store but we think that in store RFID is going to be some years from now. And at the present time, the only serious thing being considered are RFID in the warehouse and in the rest of the supply chain, and that is where there a genuine business case. In the US and in Europe, the announcements that Walmart and Metro have made about when there vendor should be compliant by is going to drive a lot of momentum behind RFID in the entire supply chain, and since their supply chains tend to be global, I mean, this will be a global phenomenon. So, we expect that IT spend on RFID and related investments will pick up. So far, all the work we have done on RFID has been largely related to workshops and studies and pilots, but there has not been a whole lot of big investment, dollars flowing into RFID just yet.

Chaudhary

Thanks you very much.

Moderator

The next question is from Joseph Bathy from Jeffrey’s. Please go ahead.

Joseph Bathy

Good evening, and another great quarter. The question has to do again back to the package implementation line of business. If you could may be provide some color for us on Infosys’ competitive positioning there, specifically maybe look back a year ago or may be even six months ago at the package implementation business, you know, the percentage of opportunities you saw there were you were actually going head to head with some traditional players, North American players, Accenture, BearingPoint, IBM, and what you are seeing today. The question really has to do with try to moving up the food chain in the package implementation line of business versus traditional players? Thanks.

Steve Pratt

Yeah, Hi. This is Steve Pratt from Infosys Consulting. So one of the key initiatives that we have is to really attack the market when it comes to package enabled transformations. So if you look at big projects with our clients that involve at their core SAP, Oracle, Siebel, that is a very big positive for us right now. We have also had very good success on recruiting. We have hired some very very senior people from our competitors in that area, and I think have a very credible offering in that area, and in fact there was just recently an analysis done by Forrester. I believe that they talked about the Indian players were a credible competitor in that area, and they singled out Infosys as the leader in realizing business value from putting in enterprise systems. So I think our story in the market and our experience with the clients in the market where we combine very very experienced business transformation consultants with the global delivery model is really resonating up there, because there are two things that make it better than the competition. One is that.., I guess three things. The first is that, the overall price of doing the project is a lot lower, and it is not that the rates are lower but just the fundamental business model of doing more using the global delivery model drives down the cost. Second is that the discipline that goes around that actually drives higher quality. And third is that when the client saves the money on the technology implementation, they can actually reinvest that into the change management and the change in their business. And there have been a lot of failed implementations in ERP and CRM, and one of the main reasons for that is the lack of focus in helping the business change, and in our model with the people that we are hiring from the top consulting firms can really help the clients make sure that they get the impact from the implementation. So, we, I think are a great choice when it comes to enterprise systems implementation and, you know, that is one of, like I said before, one of our key areas of attack in the market.

Joseph Bathy

<inaudible> do you think you can grab more share, moving forward as you kind of expand service offerings and, yes again, you know, if you look at your competitive deals in that area over the last six months, have you seen more kind of head to head against some of the North American players as you kind of try to move up the chain?

Basab

Actually that is very true. We have, you know, what Steve talked about is the fact that we have added a lot of skill and capability in this space. I am going to come to it. Now, the next thing is that, you know, to answer it in multiple ways. One is that, even at a number level, that means, as a percentage of revenue which we make, on a LTM level, we have gone up from 13.8 to 15.4. So in a sense it is one of our largest service at this point. We are competing with the global SIs more and more. I do not want to name examples but we are competing with them more and more and we are winning. Definitely, the win ratio as well as the times at which we come across the global majors have gone up in the last six months.

Joseph Bathy

That is helpful. And then just one more quick one here on, you know, our performance in the quarter and upping guidance a bit, any change to hiring plans moving forward and any issues with H1B? Thank you

Basab

We have no issues with H1B at this point in time because we have enough visas in our kitty. During the last visa cycle, when visa was opened for applications, we have applied adequate numbers and got approvals. So our visa utilization at this point is probably about 50-55%. That means the number of visas we have and utilization of that is about 50-55%. The second question was hiring plan. We did hire 2000+ people this quarter. Next quarter, we are planning to hire 2000 people. Also remember in Q2, we had an intake of 5000+ people because that is the campus season for us, that is when the people from the campus do join us. And lastly, our utilization including trainees at this point is only 71%. That means when those trainees come into the mainstream, we will have people, you know, enough number of people joining our workforce, billable workforce.

Joseph Bathy

Thank you.

Moderator

The next question is from David Grossman from Thomas Weird Partners. Please go ahead.

David Grossman

Thank you. Just a couple of follow up questions, first on the pricing side, you know, Nandan may be you could help us understand, you know, from a customer perspective how the pricing negotiations go particularly with your existing customers where, you know, clearly there is evidence that your cost at least in India going up at a rate on the wage side, 17, 18, or 19% on an annualized basis? You know, how do these discussions go? What is their justification for, you know, resisting the price increases and may be you can just help us better understand that dynamic and how that dynamic unfolds if we continue to experience the kind of wage inflation that we have experienced over the last 18 months?

Kris Gopalakrishnan

David, this is Kris. Yes, you know, we will put before them all the reasons we can think of including salary increases, etc., but as you know it is very competitive out there. Even the global system integrators sometimes are actually outbidding us in some cases. So, as long as the clients have choice, you know, we have to be flexible, and that is the reason why we are saying that only slight upward trend in the pricing now. But the positive thing is that, you know, there is a climate now, which will accept some price increase.

David Grossman

So, is the change in pricing dynamic primarily a competitive issue where you are saying the competitive offers from some of the larger integrators abating a bit and that is what creating the environment for some price increases?

Kris Gopalakrishnan

Yeah, see, as offshore phenomenon becomes mainstream, the clients are also more knowledgeable. The offshore software services industry is being tracked by all the major analysts today, technology analysts. So they have a view on pricing and things like that. Third, in many of the larger deals today, you have deal consultants, and they of course would advice the clients on the right price and things like that. So, it is much more complex than before, and in that environment we are able to get some price increases.

David Grossman

And then, actually Kris while you are on the phone here, perhaps you could help us understand may be the dynamics, it looks like the number of trainees were down fairly substantially sequentially and I am sure that part of that is seasonal and impacted by various other timing issues, but it was down fairly substantially sequentially and year over year, I am wondering if you could just clarify why that number went down both for March sequentially and year over year and whether we should expect that number to go up fairly substantially over the next couple of quarters?

Kris Gopalakrishnan

The number of recruitment, the number of people recruited this quarter was about 2000+. It did go down compared with the previous quarter where we did 5000+, 5356 people in Q2. And there is a reason for that. Q2 is the time in which we have campus recruits joining us. These are people whom we recruited in 2003 when we went to the campus and gave offers. They will generally come in to join us somewhere between Q2 and Q3. We have approximately 3000 people in training at this point. Most of those people are in training. That is why the utilization including trainees is only about 71%. Now, next quarter, we have already said that we will recruit 2000 people. Again, just like what we did in 2003, we have gone ahead and done campus recruitment in 2004. Those people will join us in 2005 in Q2 and Q3, and that number stands at 6000 gross. That means it does not mean 6000 will join us, but based on various factors, a majority of it will join us in 2005, that is Q2 and Q3 of FY06.

David Grossman

Okay, did you say you have 3000 trainees right now?

Kris Gopalakrishnan

Yes, right now we would have 3000 people in training.

David Grossman

Okay, that compares to about 1400 at the end of the quarter? I am just looking at, it looks like you are…

Kris Gopalakrishnan

Pardon

David Grossman

Perhaps I have the number wrong… I heard that you had about 1400…, okay, so it has gone up, it is more than doubled since the end of the quarter..?

Kris Gopalakrishnan

Yes, we have people joining.

David Grossman

I see. And then actually, Mohan, just on the margins, it looks like you got, you know, fairly substantial operating leverage this quarter particularly on the sales and marketing line, could you perhaps help us better understand what is the underlying dynamic was there? Is there some structural changes in the way sales force has been compensated, or are there some other dynamics that apply there?

Mohandas Pai

David, the biggest leverage we had on sales and marketing was in about two items, and those items are basically what we call as brand building. We had a major event last quarter, and we did not have the major event. We spent lot of money in that event. And the second thing that we had as a benefit this quarter has essentially been in some communication cost and some rental costs, which came down because we vacated some offices. So if you look at that item, we got the leverage from these two items, and you know, as an ancillary, the traveling and conveyance cost too came down. So we had a benefit of about 0.8%, and at the same time if you look at our subsidiaries, Progeon, Infy Consulting, Infosys China, and Infosys Australia, you will find that Progeon did very well, that means, their SG&A came down because it was flat and the revenues went up and consolidation flowed into the parent company. And Infosys Consulting started building revenues, and since started building revenues, their SG&A costs came down as a percentage and so also for Infosys China. So the benefit of all Infosys China, Progeon, and from Infosys Consulting was about 0.4%, and the balance came from Infosys.

David Grossman

And just, Mohan, looking at the guidance that you provided for the March quarter, I assume, is that a basic earnings per share number, the 44 cents?

Mohandas Pai

Yes, because we are comparing with 42 cents, and 42 cents is the basic earning per share and 44 will be the basic again, yes.

David Grossman

Okay, so should I assume that the dilution on a comparable basis, your guidance on a fully diluted basis would be comparable to about?

Mohandas Pai

Yes, it will be comparable because we do not foresee any great dilution this quarter compared to the previous quarter.

David Grossman

Okay, and just one last question. Can you just give me an idea of how much square footage on a percentage basis you have added, or you expect to add in 05 and any kind of thoughts you may have on this?

Mohandas Pai

David, we have about 6.2 million square foot of space and we will have about 3.5 million square foot under construction, and quite possibly out of that 3.5 million, we could be adding between 1.5 to 2 million to <inaudible>.

David Grossman

And that would be in 2006?

Mohandas Pai

Well, the balance should be in 2006, and it is quite possible that we start something in this quarter too.

David Grossman

Okay, pretty good, thank you and congratulations.

Mohandas Pai

Thank you David.

Moderator

The next question is from S. S. Staney from Gilford Securities. Please go ahead.

Staney

Yes, good evening. Of the more than 140 clients with trailing revenue of 5 million+, roughly speaking, in how many situations is Infosys one of two or more vendors? What I am trying to do here is determine client overlap and market penetration, so any flavor would be very helpful.

Kris Gopalakrishnan

We have 65 relationships which are 5 million+ and 156 relationships which are million dollar+. For the rest of the things I will ask Basab to answer about, you know, where we are only one or two of the vendors.

Basab

Ok. Right. This is Basab. I think generally speaking, below $5 million you generally do not have an overlap, you do not have a competitive situation unless it is a potentially large account with a large IT spend and we are in the first year and therefore it is sort of ramping up and it is below $5 million. So, you know, if $5 million is kind of like the steady state of offshore outsourcing, the company knows better than to have two competing vendors for such a small pie. So that takes care of what, you know, 156 minus 65, almost 90, 90 clients where in general we would be either solus, or you know, this would very quickly become more than a $5 million account. In the rest, I would say, you know, roughly speaking, I will have to check the numbers. It would probably be 50-50 where between where we are, you know, in some accounts we are 90% plus and I would call that solus. Everyone likes to keep somebody on the margins just to keep us honest. And in another 50%, the other 50% of accounts, there would be some serious competition and another major player.

Staney

That is very helpful. And a quick followup as well, revenue in calendar 2004 just ended rose more that 45% year on year despite an unfavorable political backdrop at the beginning of the year, is there any reason to believe that there will be a significant change in this kind of rate in the foreseeable future?

Kris Gopalakrishnan

See, if we look at the results of all the major software services companies from India over the last two or three quarters, all of them have done actually very well. So, in spite of all the debate about offshore outsourcing and things like that, the business was actually good and companies were doing well, because of that we are not seeing any change in terms of business pickup and things like that after the elections and things like that. There is definitely one uncertainty has been removed in terms of which party, who is going to win, etc. And the discussion on outsourcing also has come down. But that is an uncertainty on the external environment. In the business environment, nothing has really changed.

Staney

Thank you very much. Nice quarter.

Sandeep Shah

This is Sandeep here. If you guys could stick to only one question that will let more people in. Thank you. Sandra go ahead.

Moderator

Thank you. The next question is from Julie <inaudible> from Morgan Stanley, please take your question.

Julie

Thank you, good day. Just looking for a general update on the competitive environment, and perhaps if we could look at it in terms of the different types of competitors, the other local India players, perhaps other offshore companies in other geographies and then the multinationals? Thank you.

Basab

Ok. This is Basab. I will treat this in two parts. One is with the offshore players, and the other is with the incumbent system integrators who are generally market based, US or Europe. So with the former, with the offshore players, the competition tends to be fairly aggressive on offshore outsourcing opportunities. So when a company has decided they want to do outsourcing, they want to do it offshore, they call the usual suspects and that is where the competition, that is the arena of the competition. We like our chances in that kind of a competition, particularly in certain industries like our financial services, retail, and especially now in communication service providers. In these industries we think we hold our own, sometimes even easily. On the other, I mean, we have battles, we win some, we lose some, but on the whole the numbers say more than I can say. With the incumbent system integrators, our battle with them is on consulting, system integration, we have had very good success in the early forays that we have made against competition where we are combining Infosys Consulting and Infosys Technologies and going together to the market. We have a fairly good win rate and something that any consulting company out there would be proud of. Obviously, we are not very large yet in Infosys Consulting, but whatever size we have, we are doing well with that. The integration with Infosys Consulting and the Infosys sales force is going very well, and I will also invite Steve Pratt to say a few words on this.

Steve Pratt

Yeah, hi. So I think things are going really well, I think our model is working. We think that our competitors who are basically from or have their roots in the accounting firms from a long time ago have some vulnerabilities in their business model where I think that they were designed probably for a different era in that for solving today’s business problems, you need to actually combine better business consulting that is done with firms from the like of Booz Allen Hamilton, and BCG and in Bain. So combined skills for business analysis like those firms with a very very good technology. Because I think in that way you can really have a much tighter linkage between the business value that is created for the client and the technology. So we are out there hiring aggressively those types of skills, and developing those types of skills in our people, and so when we go and talk to the client, not only do they get better business consulting and the better understanding of how it creates value for their company, but they also get better technology and the overall business model makes the whole thing less expensive. And I think that is probably why our win rate is so high right now. And so it is, I just think it is better for clients with a good model and we are confident that the business model will allow us to scale quickly and to continue to win.

Julie

Thanks, and just a quick followup, are you seeing the multinationals getting more or less aggressive on price, and more or less aggressive on wages?

Basab

I think the multinationals, when they compete in the offshore outsourcing space, which they would love to be able to do, they do not yet have a uniform way of competing there. First of all, it tends to be very defensive. You know, throwing your hat in the ring on an offshore outsourcing deal tends to be only in response to a threat of a loss of business in a particular account. Where they do this they tend to really low ball numbers because they are defending their territory, and frankly they are not competing head to head with us in too many deals. So, I do not see a trend there to speak of.

Hema

This is Hema. On the wages front we have seen figures like 15-17% as the industry average for salary increases.

Julie

I am sorry, can you repeat that number?

Hema

15-17% salary increases in India.

Julie

Thank you.

Moderator

The next question is from Sandra <inaudible> from Adam Partners, please state your question.

Sandra

Hi, thank you. I was wondering if we could talk a little bit more about the consulting business. I was wondering if you can give us the number of people you have in that segment and a little bit around the bill rates and who your relationships are with at the client company when you are selling the service?

Steve Pratt

Sure, I will just may be give some highlights. It was a very good quarter for us. We added quite a few clients. One of them big. We have continued to recruit. We had our first MBA campus recruiting this quarter. So we went and recruited on campus at Warton, Standford, Harvard, and UT, and so that was very successful. Right now our average realized rate for our consulting projects is $205 an hour.

Sandra

Sorry.

Steve Pratt

I am sorry, the relationship.... So our focus is, and the services that we are designing are for the chief operating officer. So, we are not trying to, you know, we are not a corporate strategy firm, what we are trying to do is develop operational expertise and operational change in companies and making operational changes. So, that is the main target.

Sandra

Okay, and you mentioned MBA campus recruiting. Did you actually hire some folks or is this a new program that you are launching and we will see some employees added over the course of the next couple of quarters.

Steve Pratt

Right, so, we have made offers and are in the process of closing those offers. We have a lot of accepts already. So they will start later this year.

Sandra

Okay, and can you give me the profile of some of these people, are they American and will be working in the US or are they people from India that want to move back to India, I just want to get a little clarity on that.

Steve Pratt

The vast majority of the people who we have in Infosys Consulting are from the US. I think the percentages are right now 85%.

Sandra

Okay.

Steve Pratt

85%, that is, people who are either US citizens or green cards or whatever, but most are US citizens.

Sandra

Okay. And do you have the number of people that you have in that business?

Steve Pratt

Yeah, so the number of people that we have right now is 39. Then we have 30 more people who have accepted offers.

Sandra

Okay, okay, and could we have a sense of how many consulting engagements you are currently working on?

Steve Pratt

Yeah, we have 15 right now.

Sandra

15, okay, and what…

Basab

Sandra, if you have any more questions, I can take that offline, I just want to get one last question in the call.

Sandra

I actually just have one more question on that. If you could just tell me what your thoughts are on growing this business segment in terms of organically versus acquisition over the course of next 12 to 18 months?

Steve Pratt

Sure, I think that the strategy is building a foundation of the business organically is absolutely the right strategy, and we are, that is proving to work very very well. We have very good integration with Infosys Technologies and we are working day to day in the field. As we scale up, we are going to look at all options for increasing scale and for accelerating. So, yes, we will look at both options.

Kris Gopalakrishnan

See, the philosophy of the company is that we need to understand something very well, we need to have some leadership in place before we look at acquisition.

Sandeep Shah

Sandra, one last question.

Moderator

Okay, the last question will be from Sameer <inaudible> from WR Hambrecht, please take your question.

Sameer

Great, thank you. Congratulations guys, great quarter. I am curious in terms of, as you are adding new accounts, could you provide any color on the typical company size, and how this compares to a year ago. Basically, I am just trying to understand, are these still the Fortune 1000 type of large companies or are you also seeing that relationship starting up which the expanded spread, Fortune 2000 or mid-size accounts?

Basab

This is Basab. I actually think that the accounts we are adding are going the other way. Because there was a time at least two years to three years back when we still had a large stable of mid sized and even you know some start up companies in the good old days. And we no longer have many of them as clients, and since then we are once bitten twice shy, and we stay away from the startup market of course and our focus is in fact shifting to the large sized accounts or large IT spenders because we believe the top 20% companies in an industry actually garner 70-80% of the IT spend in the industry. So that is there we want to focus and that is where we are getting most of our clients.

Sameer

Great, and just relating to that, if you could just comment on the global strategic sourcing group and the contribution in terms of influencing revenues and in terms of adding new customers. That will be great, thank you.

Basab

There are two aspects to what we are doing in strategic global sourcing. One is, we are investing in putting together the tools, frameworks, methodologies, which will set us apart from our competitors on how offshore outsourcing is done. We will be leaders in the pack. We will be the lowest risk provider of offshore outsourcing services. We believe that can be done and we will be doing that. So that is an investment that we are making which impacts all kinds of offshore outsourcing that we do in the company. The other part is a small unit that focuses on winning and running large all-at-once re-badge deals. Now, these are outsourcing deals that are generally done by the incumbent outsourcers. In the offshore model, it does not work quite the same way. Re-badge and offshore outsource deal does not, you know, it is just like oil and water. So we were trying to sort of make both ends meet because there is a client requirement to do it faster, and that is what that this other part of SGS is working on which is how to craft and guide our clients to a successful re-badge outsource deal and win those deals.

Steve Pratt

This is Steve, I just want to make one clarification on the previous question is that the number of consultants I answered, the question was the number of people within just the legal entity of Infosys Consulting which is very very senior people, but in the broader Infosys, the number of consultants that we are working with and going against the market is 1300.

Basab

Sandeep?

Sandeep

Okay, thank you everybody. Mohan, I had one question from email, a quick one, a decline in cash flow, if you have any comments on that, the unearned revenue line came down.

Mohandas Pai

Well, the decline is because AR has gone up slightly. And two, our capex has gone up during the quarter. And three, we paid out a huge amount of dividend for the nine-month period. So, but we are still generating large free cash flows. Total cash and liquid assets have gone up to $633 million in the balance sheet from much less at the beginning of the year. So we are cash flow positive.

Sandeep Shah

Thank you everybody for joining. I would request if you guys could just stick to one question that will give everybody a chance behind you to get in the call. Thanks for joining and we will talk to you again in second week of April for the fiscal year ending quarter. Thanks again, bye.

Moderator

Thank you. Ladies and gentlemen, this concludes the day’s teleconference. Thank you for participating. You may now disconnect.